                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. _ )*

                           The Cooper Companies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    216648402
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 216648402

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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
            Invesco Ltd.
                  PowerShares Capital Management LLC
                  AIM Advisors Inc.
                  AIM Capital Management Inc.
                  Invesco Asset Management Limited
                  Invesco Asset Management Ireland Limited
                  Invesco National Trust Company
                  AIM Funds Management Inc.

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      2.    Check the Appropriate Box if a Member of a Group (see Instructions)
            (a)
            (b)

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      3.    SEC Use Only _______________________________________________

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      4.    Citizenship or Place of Organization
            Invesco Ltd. - Bermuda
                  PowerShares Capital Management LLC - US
                  AIM Advisors Inc. - US
                  AIM Capital Management Inc. - US
                  Invesco Asset Management Limited - England
                  Invesco Asset Management Ireland Limited - Ireland Invesco National Trust Company - US
                  AIM Funds Management Inc. - Canada

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                        5. Sole Voting Power 3,183,090: Such shares are held by the following entities in the respective amounts listed:

                               PowerShares Capital Management LLC - 3,592
                               AIM Advisors Inc. - 243,672
                               AIM Capital Management Inc. - 50,364
                               Invesco Asset Management Limited - 53,700
                               Invesco Asset Management Ireland Limited - 11,500 Invesco National Trust Company - 350
                               AIM Funds Management Inc - 2,819,912

Number of Shares        -------------------------------------------------------
Beneficially Owned
by Each Reporting       6.    Shared Voting Power       -0-
Person With
                        -------------------------------------------------------

                        7. Sole Dispositive Power 3,183,090: Such shares are held by the following entities in the respective amounts listed:

                               PowerShares Capital Management LLC - 3,592
                               AIM Advisors Inc. - 243,672
                               AIM Capital Management Inc. - 50,364
                               Invesco Asset Management Limited - 53,700
                               Invesco Asset Management Ireland Limited - 11,500 Invesco National Trust Company - 350
                               AIM Funds Management Inc - 2,819,912

                        -------------------------------------------------------

                        8.    Shared Dispositive Power    -0-

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      9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

            3,183,090

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      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A

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      11.   Percent of Class Represented by Amount in Row (9)  7.08%

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      12.   Type of Reporting Person (See Instructions)
            IA, HC. See Items 2 and 3 of this statement.

                                  SCHEDULE 13G

Item 1(a)         Name of Issuer:

                   The Cooper Companies, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                        6140 Stoneridge Mall Road
                        Suite 590
                        Pleasanton, CA 94588
                        United States

Item 2(a)         Name of Person Filing:

                  Invesco Ltd.

                  In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this statement on Schedule 13G or amendment thereto is being filed by Invesco Ltd. ("Invesco"), a Bermuda Company, on behalf of itself and its subsidiaries listed in Item 4 of the cover of this statement. Invesco through such subsidiaries provides investment management services to institutional and individual investors worldwide.

                  Executive officers and directors of Invesco or its subsidiaries may beneficially own shares of the securities of the issuer to which this statement relates (the "Shares"), and such Shares are not reported in this statement. Invesco and its subsidiaries disclaim beneficial ownership of Shares beneficially owned by any of their executive officers and directors. Each of Invesco's direct and indirect subsidiaries also disclaim beneficial ownership of Shares beneficially owned by Invesco and any other subsidiary.

Item 2(b)         Address of Principal Business Office:

                  1360 Peachtree Street NE
                  Atlanta, GA 30309
                  United States

Item 2(c)         Citizenship:

                  See the response to Item 2(a) of this statement.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.1 par value per share

Item 2(e)         CUSIP Number:

                  216648402

Item 3 If this statement is filed pursuant to ss240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        (e) [x] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

        (g) [x]   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

                  As noted in Item 2 above, Invesco is making this filing on behalf of its subsidiaries listed herein. Each of these entities is either an investment adviser registered with the United States Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940, as amended, or under similar laws of other jurisdictions. Invesco is a holding company.

Item 4            Ownership:

                  Please see responses to Items 5-8 on the cover of this statement, which are incorporated herein by reference.

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

                  [ ]

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding
                  Company:

                  Please see Item 3 of this statement, which is incorporated herein by reference.

Item 8            Identification and Classification of Members of the Group:

                  N/A

Item 9            Notice of Dissolution of a Group:

                  N/A

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  02/09/2008
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                                                      Date

                                 Invesco Ltd.

                                 By: /s/ Lisa Brinkley
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                                 Lisa Brinkley
                                 Global Compliance Director